UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 5)

SILICONWARE PRECISION INDUSTRIES CO., LTD.
(Name of Subject Company (Issuer))

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

American Depositary Shares, Each Representing Five Common Shares,
Par Value NT$10.00 Per Common Share
and
Common Shares Held by U.S. Holders
(Title of Class of Securities)

827084864 (American Depositary Shares)
(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)

Joseph Tung
Room 1901, No. 333, Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China
Tel: +886 2-6636-5678
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
George R. Bason, Jr.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: +1 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Rule 13e−4(i) (Cross−Border Issuer Tender Offer)

☒	Rule 14d−1(d) (Cross−Border Third−Party Tender Offer)

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO on August 24, 2015, as previously amended and supplemented (as amended and supplemented, the “Schedule TO”) by Advanced Semiconductor Engineering, Inc., a company incorporated and existing under the laws of the Republic of China (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase up to 779,000,000 Common Shares, including those represented by ADSs, which represents approximately 24.99% of the issued and outstanding share capital of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL”), through concurrent tender offers in the United States and the Republic of China and upon the terms set forth in the Amended and Restated U.S. Offer to Purchase, dated September 1, 2015.

Except as otherwise set forth in this Amendment No. 5, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 5. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, and Item 11.

1.	The following paragraph:

“In addition, there are other risks to participating the ROC Offer as compared to the U.S. Offer, including as a result of the differences between the U.S. Offer and the ROC Offer. The ROC Offer is governed by, and subject to, Republic of China law. The ROC Offer is not subject to U.S. Federal securities laws, including the tender offer rules under the Exchange Act. Further, U.S. holders that tender into the ROC Offer will need to consult original Chinese-language documents filed with the FSC in the Republic of China, and certain Chinese-language press releases and announcements concerning the ROC Offer exclusively that may be made in the Republic of China may not be made in the United States and which may not be translated into English or filed with the SEC. U.S. holders that intend to tender their Common Shares into the ROC Offer should contact the U.S. Information Agent for a copy of the Chinese-language ROC Offer documents filed with the FSC in the Republic of China.”

is added to the U.S. Offer to Purchase in each of the following places: (a) as the last paragraph under the caption “What are the principal differences between the U.S. Offer and the ROC Offer?” in the “Summary Term Sheet” and (b) as the last paragraph under “The Offer—Section 1—Background of the U.S. Offer—the Dual Offer Structure”.

2.	The following sentence:

“Based on the exchange rate reported by the Taipei Forex Inc. which appears on the Reuters screen TAIFX1 page under the heading “Spot” as of 11:00 a.m. Taipei time on August 24, 2015, the offer price per ADS is approximately $6.85 and the offer price per Common Share is approximately $1.37.”

is added to the U.S. Offer to Purchase in each of the following places: (a) as the last paragraph under the caption “How much are you offering to pay for my securities and what is the form of payment?” in the “Summary Term Sheet” and (b) as the last sentence of the first paragraph under “The Offer—Section 2—Terms of the U.S. Offer”.

3.	The text “, less applicable taxes and other governmental charges, if any (“Fees and Deductions”)” is deleted from the U.S. Offer to Purchase in each of the following places: (a) the last sentence of the first paragraph on Page i and (b) the last sentence of the first paragraph in the “Summary Term Sheet”.

4.	The text “, less Fees and Deductions” is deleted from the U.S. Offer to Purchase in each of the following places: (a) the second sentence under the caption “Price Offered per ADS” in the “Summary Term Sheet”, (b) the second sentence of the first paragraph under the caption “How much are you offering to pay for my securities and what is the form of payment?” in the “Summary Term Sheet”, (c) the fourth sentence of the first paragraph in the “Introduction”, (d) the fifth sentence of the first paragraph under “The Offer—Section 2—Terms of the U.S. Offer”, (e) the fifth sentence of the first paragraph under “The Offer—Section 3—Acceptance for Payment and Payment” and (f) the second sentence of the second paragraph under “The Offer—Section 3—Acceptance for Payment and Payment.”

5.	The text “and Fees and Deductions” is deleted from the U.S. Offer to Purchase in each of the following places: (a) the penultimate sentence of the first paragraph on Page i, (b) the penultimate sentence of the first paragraph in the “Summary Term Sheet” and (c) the penultimate sentence of the first paragraph under the caption “How much are you offering to pay for my securities and what is the form of payment?” in the “Summary Term Sheet”.

6.	The penultimate sentence under the caption “What happens if shareholders tender more ADSs and Common Shares than you have agreed to buy?” in the “Summary Term Sheet” and the last sentence of the third paragraph under “The Offer—Section 2—Terms of the U.S. Offer” are each deleted and replaced with the following:

“The proration factor will equal 779,000,000 divided by the sum of (i) the number of Common Shares that were validly tendered and not properly withdrawn pursuant to the ROC Offer plus (ii) the number of Common Shares that were validly tendered and not properly withdrawn pursuant to the U.S. Offer plus (iii) the number of ADSs that were validly tendered and not properly withdrawn pursuant to the U.S. Offer multiplied by five.”

7.	The following sentence:

“Subject to applicable law, if the ROC Offer is extended, Purchaser expects that the U.S. Offer will be extended so that each Offer expires on the same calendar day and vice versa.”

is added to the U.S. Offer to Purchase after the third sentence of the first paragraph under the caption “How long do I have to decide whether to tender in the U.S. Offer?” in the “Summary Term Sheet”.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(16) Republic of China Newspaper Advertisement dated September 3, 2015.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 3, 2015

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

EXHIBIT INDEX

Item 12. Exhibits.

Exhibit No.	Description
(a)(16)	Republic of China Newspaper Advertisement dated September 3, 2015.